UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

FirstBank NW Corp

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33762X106

(CUSIP Number)

Matthew S. Topham, Esq.
Preston Gates & Ellis LLP	Jeffery D. Gow
925 Fourth Avenue, Suite 2900	11624 S.E. 5th Street, Suite 200
Seattle, WA 98104	Bellevue, WA 98005
(206) 623-7580	(425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 269,746*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 269,746*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,746*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%**

14.	Type of Reporting Person (See Instructions) OO

* Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”) owns 269,746 shares of the Issuer’s Common Stock and Steve Wasson, a member of Crescent, individually owns 100 shares of the Issuer’s Common Stock.  Crescent and
Mr. Wasson may be deemed to be a group for purposes of this filing.  Crescent does not have any voting or dispositive power over
Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 2,937,032 shares of Common Stock outstanding as of October 31, 2005 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 269,746*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 269,746*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 269,746*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”) owns 269,746 shares of the Issuer’s Common Stock.  As the managing member of Crescent, Jeffery Gow may be deemed to beneficially own the shares owned by Crescent.  Steve Wasson, a member of Crescent, individually owns 100 shares of the Issuer’s Common Stock.  Crescent and Mr. Wasson may be deemed to be a group for purposes of this filing.  Mr. Gow does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

**The calculation is based on a total of 2,937,032 shares of Common Stock outstanding as of October 31, 2005 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”) owns 269,746 shares of the Issuer’s Common Stock and Steve Wasson, a member of Crescent, individually owns 100 shares of the Issuer’s Common Stock.  Crescent and Mr. Wasson may be deemed to be a group for purposes of this filing.  Mr. Wasson does not have any voting or dispositive power over Crescent’s shares.

**The calculation is based on a total of 2,937,032 shares of Common Stock outstanding as of October 31, 2005 as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005.

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of FirstBank NW Corp., a Washington corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1300 16th Avenue, Clarkston, Washington 99403.

Item 2.	Identity and Background

(a)     This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”) and Steve Wasson, an individual (“Wasson”).  Crescent, Gow and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

(b)-(c)  Crescent is a private investment entity that seeks appreciation of its assets for the benefit of its owners.  The address of Crescent’s principal place of business and principal office is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.

Gow, a natural person, is Chief Executive Officer of Polygon Northwest Company, a real estate development company.  Gow is the managing member of Crescent.  The address of his principal office and principal place of business is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.

Wasson, a natural person, is an investor. The address of his principal office and principal place of business is 916 SW King Avenue, Portland, OR 97205.

The executive officers and persons controlling Crescent are set forth on Exhibit 1, attached hereto and incorporated herein by reference.  Exhibit 1 sets forth the following information with respect to each such person:

(i) name;
(ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gow and Wasson are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock owned by Crescent were acquired by Crescent using its working capital and through a customary margin account maintained for Crescent with Salomon Smith Barney, which may extend credit to Crescent as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and Salomon Smith Barney’s credit policies.  The shares held in the margin account are pledged as collateral security for the repayment of the debit balances in the account.  A copy of the form of Salomon Smith Barney’s account agreement is incorporated herein by reference to Exhibit 2 to the Reporting Persons’ initial Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004.

The shares of Common Stock owned by Wasson were acquired by Wasson using his personal funds.

The Reporting Persons anticipate that the proposed transaction described in Item 4 below will be funded through working capital of Crescent, funds received from other investors as described in Item 6 and the issuance of trust preferred securities.

Item 4.	Purpose of Transaction
The Reporting Persons acquired the shares of Common Stock reported herein for investment in order to profit from appreciation of the Common Stock.

On February 1, 2006, Crescent delivered a written offer (the “Offer”) to the Issuer’s CEO and CFO pursuant to which a newly-formed acquisition vehicle would acquire for cash all of the outstanding shares of Common Stock of the Issuer that Crescent does not already own (the “Transaction”) at a price of $38.15 per share.  A copy of the Offer is attached as Exhibit 3 to this Schedule 13D and incorporated herein by reference.  The investors that have already committed to participate with Crescent in the Transaction subject to and on the terms set forth in the Offer, the term sheet outlining certain basic terms of the Transaction (the "Term Sheet") attached hereto as Exhibit 4 and incorporated herein by reference, and the form of financing committment letter (the "Financing Committment Letter) attached hereto as Exhibit 5 and incorporated herein by reference, are set forth on Exhibit 8, attached hereto and incorporated herein by reference.

The Offer is conditioned upon the satisfactory completion of due diligence, customary approvals, including regulatory approvals and the approval of the Issuer’s Board of Directors and shareholders, and completion of definitive agreements.  If the Transaction is completed, the Issuer will become a privately-held corporation and it is expected that the membership of the Issuer’s Board of Directors, charter, bylaws, and capitalization will be changed, that the Common Stock will no longer be listed on NASDAQ or any other public securities market, and that the Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended.

At the present time, other than the actions described in the preceding paragraphs, the Reporting Persons have no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4.  However, the Reporting Persons may consider any such plans or proposals in the future, if deemed appropriate.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Offer, Term Sheet and Financing Commitment Letter in the forms attached hereto.
Item 5.	Interest in Securities of the Issuer

(a)  The calculations included herein are based on a total of 2,937,032 shares of Common Stock outstanding as of October 31, 2005, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005.

As of the close of business on January 31, 2006, Crescent beneficially owned 269,746 shares of Common Stock, which represent approximately 9.2% of the outstanding Common Stock.  Gow does not own any shares of Common Stock directly.  As the managing member of Crescent, Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the 269,746 shares of Common Stock owned by Crescent.  As of the close of business on January 31, 2006, Wasson beneficially owned 100 shares of Common Stock, which represents .00003% of the outstanding Common Stock.

(b)  Crescent has sole voting power and power of disposition over the 269,746 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.  Wasson has sole voting power and power of disposition over the 100 shares of Common Stock that he beneficially owns.  Neither Crescent nor Gow has voting power or power of disposition over the 100 shares of Common Stock owned by Wasson and Crescent and Gow hereby disclaim beneficial ownership of such shares.  Mr. Wasson does not have voting power or power of disposition over Crescent’s shares.

(c) None.
(d) None.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See response to Item 4. In addition to the agreements identified in response to Items 3 and 4, the Reporting Persons have entered into the Joint Filing Agreement attached as Exhibit 7.
Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
1	Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C.
2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

3	Letter delivered by Crescent Capital to Issuer on February 1, 2006
4	Term Sheet
5	Form of Financing Commitment Letter
7	Joint Filing Agreement dated February 1, 2006
8	List of Investors

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2006	Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffrey D. Gow

/s/ Steve Wasson
Steve Wasson